Filed by Alcoa Corporation

(Commission File No. 1-37816)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: South32 Limited

(Commission File No. 1-37816)

The following is an excerpt from a transcript of Alcoa Corporation’s (“Alcoa”) Q2 2026 earnings call, a replay of which was made available by Alcoa on July 16, 2026, which includes information regarding the proposed transaction between Alcoa and South32 Limited:

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William F. Oplinger

President, Chief Executive Officer & Director, Alcoa Corp.

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Last and most importantly, we announced the largest transaction for Alcoa Corporation, the strategic acquisition of South32's interest in bauxite, alumina, and aluminum assets, which we will refer to as AliGroup. This acquisition is about creating long-term shareholder value. First, the strategic fit is compelling. We're bringing together highly complementary assets that are mostly in close geographic proximity to our existing portfolio. This creates opportunities to improve performance by leveraging our combined expertise and scale.

Second, the acquisition unlocks significant value through synergies. We have identified approximately $900 million of net present value synergies, including roughly $50 million of run rate cost savings starting in the first year following closing. These synergies are backed by numerous initiatives identified during due diligence by our subject matter experts. The estimates are not high-level consultant projections. They're each highly actionable and based on areas where Alcoa has a demonstrated track record of execution.

Third, the acquisition delivers compelling financial results. These assets enhance our ability to generate stronger cash flow through the cycle and improve our position on the global alumina and aluminum cost curves. We expect the acquisition to be accretive to our earnings per share and cash flow metrics immediately after close with additional upside as synergies are captured over time.

Let me provide some additional context on the transaction based on questions we have received from investors. About our rationale for the mix of cash and equity considerations, $3.1 billion and $1 billion, respectively, in our view, the stock consideration as well as the contingent value right provides for risk-sharing between the buyer and seller. Commodity prices can and will change, and we believe this structure adapts to that dynamic, mitigating Alcoa's exposure to those market-driven value changes.

This results in a fair transaction, one that is appreciated by both sets of shareholders. In addition, Alcoa shares not distributed to South32 shareholders must be liquidated in an orderly manner to mitigate volatility from South32's liquidation. The agreement prevents South32 from selling shares in excess of 20% of our average daily trading volume on any one trading day for three months following completion. Considering our leverage post-close, we set the cash consideration to a level that allows us to limit debt and not exceed a leverage ratio of 2.0 times, based on recent pricing. Both Moody's and S&P recently affirmed Alcoa's current credit ratings and outlook based on the pro forma transaction. Additionally, we want to clarify certain elements of the transaction structure, which includes three important components: the locked-box, the ticking fee, and the contingent value right or CVR.

Starting with the locked-box, this structure allows Alcoa to benefit from the cash flow generated by the acquired assets going back to April 1, 2026. As the assets generate cash, those amounts accrue to Alcoa and offset the cash consideration to be paid at closing. Based on publicly available information, we estimate the locked-box to hold more than $200 million as of June 30, 2026. This value will fluctuate until closing, but it gives a sense of the magnitude this mechanism could generate for Alcoa.

Second, there is a ticking fee. Beginning after South32 shareholder approval in October or November, we will pay a negotiated 5% annualized fee on the $3.1 billion cash consideration to compensate South32 for its cost of capital. We estimate approximately $80 million to $100 million in ticking fees to be paid at closing.

Third, there is a CVR that aligns revenue-sharing with market performance. If alumina or aluminum prices exceed agreed thresholds, South32 can participate in a portion of that upside, up to a maximum of $750 million over four years. Between July 1 and closing of the transaction, market prices will impact the calculation of both the locked box and the CVR. If markets remain strong, Alcoa benefits through higher earnings and cash flow from these assets in the locked-box. And if markets are exceptionally strong, we will retain most of the value for our shareholders while a portion of that value will be shared with South32 through the CVR that is capped at $750 million.

The acquisition strengthens our leadership position in the upstream value chain. We expect to increase our annual production capacity by approximately 5.2 million metric tons of alumina, a pro forma 53% increase, and approximately 900,000 metric tons of primary aluminum, a pro forma 37% increase. The transaction represents a meaningful expansion of our portfolio in markets where we continue to see attractive long-term fundamentals.

At our Investor Day last year, we outlined our long-term view that the world will need more alumina and more aluminum driven by electrification, grid investment, transportation, packaging, and broader industrial growth. That thesis has not changed. Over the next decade, we expect primary aluminum demand outside of China to grow by approximately 7 million metric tons while alumina demand is expected to increase by approximately 18 million metric tons. These are significant growth opportunities, particularly in regions where customers increasingly value secure, reliable, and sustainable supply.

The challenge is that new supply will be difficult and expensive to bring online. While we expect additional capacity to be built through restarts and expansions, the capital required to develop new refining and smelting capacity today is substantially higher than historical costs, especially when you compare with past expansions in China. That's where the acquisition of the AliGroup assets is particularly attractive. Rather than spending years developing new assets, we are acquiring high-quality, large-scale operations that are already producing and integrated into the value chain.

Importantly, we are acquiring that capacity to a valuation that is well below replacement cost. Simply put, the acquisition allows Alcoa to participate more fully in the long-term growth of the aluminum industry through acquiring assets that would be difficult, time-consuming and more costly to replicate today.

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John Charles Tumazos

Analyst, John Tumazos Very Independent Research LLC

Thank you. Looking ahead five or so years to the renewal of the power contract in South Africa, some of the literature concerning it discusses that power rates in South Africa for other customers average 6 times what the smelter pays. Clearly, you're not going to want to pay 6 times more. Do you expect to build a solar or wind capacity or provide some of your own power when the contract expires, at least in part?

William F. Oplinger

President, Chief Executive Officer & Director, Alcoa Corp.

John, five years out on a transaction that we haven't closed yet is difficult to speculate. What I can tell you is that South Africa's electricity market reforms have been supporting a more competitive and reliable power system. They do have growing renewable generation and increased participation from independent power producers, government regulatory support for energy-intensive industries combined with some internationally competitive power pricing are encouraging developments for industrial users like aluminum smelters. As you probably know, South32 has already begun discussions with Eskom and we would expect to continue advancing those conversations as soon as we get it closed, as soon as we get the deal closed, I should say.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the proposed transaction; the ability of the parties to complete the proposed transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the proposed transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the proposed transaction; the ability to complete any proposed debt financing in connection with the proposed transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances. Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; (b) the prohibition or delay of the consummation of the proposed transaction by a governmental entity; (c) the risk that the proposed transaction may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses resulting from the proposed transaction; (e) uncertainty of the expected financial performance following completion of the proposed transaction; (f) uncertainty of any contingent payment required to be made in connection with the proposed transaction following completion; (g) failure to realize the anticipated benefits of the proposed transaction; (h) the occurrence of any event that could give rise to termination of the proposed transaction; (i) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (j) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (k) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (l) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (m) competitive and complex conditions in global markets; (n) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (o) rising energy costs and interruptions or uncertainty in energy supplies; (p) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (q) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (r) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (s) changes in tax laws or exposure to additional tax liabilities; (t) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (u) disruptions in the global economy caused by ongoing regional conflicts and wars; (v) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (w) global competition within and beyond the aluminum industry; (x) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (y) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (z) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (aa) dilution of the ownership position of the Company’s stockholders (including as a result of the proposed transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (bb) our ability to obtain or maintain adequate insurance coverage; (cc) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (dd) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ee) significant declines in the market value of our marketable securities; (ff) our ability to fund capital expenditures; (gg) deterioration in our credit profile or increases in interest rates; (hh) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (ii) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (jj) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (kk) labor market conditions, union disputes and other employee relations issues; and (ll) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and other reports filed by Alcoa with the Securities and Exchange Commission (“SEC”). Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below). Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Registration Statement. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This communication relates to the proposed transaction. In connection with the proposed transaction, Alcoa plans to file with the SEC relevant materials, including a registration statement on Form S-4 that will include a prospectus of Alcoa (including documents incorporated by reference therein, the “Registration Statement”). This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the proposed transaction. Before making any investment decision, Alcoa’s investors and shareholders are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they will contain important information about Alcoa and the proposed transaction.

Alcoa’s investors and shareholders will be able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov).  Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa through its website at https://investors.alcoa.com/.